

'TATES
IANGE COMMISSION
).C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2006 AND ENDING March 31, 2007

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NOMURA SECURITIES INTERNATIONAL, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO WORLD FINANCIAL CENTER, BUILDING B

(No. and Street)

NEW YORK	NEW YORK	10281-1198
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Moserowitz **(212) 667-1908**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – of individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

To the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Nomura Securities International, Inc., (the "Company") as of March 31, 2007, are true and correct. Based upon information available to the undersigned, neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The financial statements and supporting schedules of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

Name: Joseph Schmuckler
Title: President

Name: Lawrence A. Wagner
Title: Chief Financial Officer

State of New York
County of New York
Sworn to before me this 22nd day of May, 2007

Name: Ralph Alfonso
Title: Chief Operations Officer

Notary Public

JUDITH A. JAMES
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01JA6036611
Qualified in Orange County
Commission Expires Jan. 31, 2010

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ✓ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ✓ (g) Computation of Net Capital.
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Schedule of segregation requirements and funds in segregation for customers trading on U.S. Commodity Exchanges.
- ✓ (p) Computation of CFTC Minimum Net Capital Requirement.
- ✓ (q) Statement of secured amounts and funds held in separate accounts for foreign futures and foreign options customers pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
of Nomura Securities International, Inc.

We have audited the accompanying statement of financial condition of Nomura Securities International, Inc. (the "Company") as of March 31, 2007, and the related statements of operations, changes in subordinated borrowings, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nomura Securities International, Inc. at March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and regulations under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

May 18, 2007

Nomura Securities International, Inc.

Statement of Financial Condition

March 31, 2007
(Dollars in Thousands)

Assets		
Cash and cash equivalents		$ 282,929
Cash and securities segregated pursuant to federal regulations		228,107
Collateralized short-term financing agreements:		
Securities purchased under agreements to resell	$ 43,579,453	
Securities borrowed	27,118,321	
		70,697,774
Trading assets ($13,756,436 were pledged to various parties)		15,827,458
Receivables:		
Brokers, dealers and clearing organizations	277,131	
Interest and dividends	135,446	
Customers	24,977	
		437,554
Securities received as collateral		2,014
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $58,589		15,475
Other assets		51,521
Total assets		$ 87,542,832

See accompanying notes to financial statements.

Nomura Securities International, Inc.

Statement of Financial Condition (continued)

March 31, 2007
(Dollars in Thousands)

Liabilities and stockholder's equity		
Liabilities:		
Short-term borrowings:		
Securities sold under agreements to repurchase	$ 56,447,534	
Securities loaned	21,926,886	
		$ 78,374,420
Trading liabilities		5,728,744
Payables:		
Brokers, dealers and clearing organizations	1,308,590	
Customers	162,712	
Interest and dividends	155,675	
Compensation and benefits	118,100	
Other	85,677	
		1,830,754
Obligation to return securities received as collateral		2,014
Commitments and contingent liabilities		
Subordinated borrowings		1,550,000
Total liabilities		87,485,932
Stockholder's equity:		
Common stock, without par value, 9,000 shares authorized, 5,984 shares issued and outstanding	–	
Additional paid-in capital	920,000	
Accumulated deficit	(863,100)	
Total stockholder's equity		56,900
Total liabilities and stockholder's equity		$ 87,542,832

See accompanying notes to financial statements.


END